UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 24, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Fourth Quarter 2015

and Year ended December 31, 2015

FOR IMMEDIATE RELEASE: Wednesday, February 24, 2016

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a net comprehensive loss of Ps. 160.9 million, or Ps. 0.203 per share (Ps. 1.013 per ADS), for the fourth quarter ended December 31, 2015, compared to the comprehensive net income of Ps. 27.2 million, or Ps. 0.034 per share (Ps. 0.171 per ADS), for the same period 2014.

Comprehensive loss for the year ended December 31, 2015, totaled Ps. 172.1 million, or Ps. 0.217 per share (Ps. 1.083 per ADS), compared with the net comprehensive income of Ps. 105.0 million, or Ps. 0.132 per share (Ps. 0.661 per ADS), recorded in 2014.

The negative variation in the comprehensive net results for fiscal year ended December 31, 2015, was mainly attributed to the decrease in the operating profit amounting to Ps. 244.4 million (26.2% below that of 2014) and the net financial results to Ps. 208.5 million (27.2% below that of 2014).

The Ps. 298.2 million operating loss in the Natural Gas Transportation business segment was related to constant costs increases. Over the past 15 years, the Consumer Price Index has increased by 582.6%, while the Wholesale Price Index rose 828.6% and the Salary Index jumped by 1,323.1%, in contrast with two minor tariff increases of 20% in 2014 and 44.3% in 2015, which were not enough to effectively support the Natural Gas Transportation service which, considering the Argentine energy matrix, is strategic for the development of the Argentine economy. Net revenues from the Natural Gas Transportation business segment increased Ps. 269.9 million, mainly due to the two tariff increases authorized by the National Gas Regulatory Body (“ENARGAS”) through Resolutions No. I-2852/14 of April 7, 2014 (the “Resolution I-2852”), and Resolution No. I-3347/15 dated June 5, 2015 (the “Resolution I-3347”), mentioned above. It is worth highlighting that both tariff increases, with a minimum impact on end-users, have been the first granted since 1999.

In addition, the Natural Gas Transportation business segment was negatively impacted by the loss of Ps. 324.2 million related to the acquisition of the rights and obligations (the "Rights of the Arbitration Proceeding") due to the lawsuit initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Argentine Republic in The International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank ("the ICSID claim") related to the loan granted by TGS to Pampa Energía S.A. in October 2011. The exercise of the Rights of the Arbitration Proceeding enables TGS to continue the tariff renegotiation process provided by the Government - in accordance with Law No. 25,561 -, and complies with the conditions to sign and implement the Integral Renegotiation License Agreement (the “Integral Renegotiation Agreement”) and the new rate schedule resulting from the comprehensive tariff review process provided therein.

The sustainable recovery of the Natural Gas Transportation business segment will depend on the implementation of the Integral Renegotiation Agreement. To that end, and as mentioned above, the acquisition of the Rights of the Arbitration Proceeding will enable TGS to comply with the requirements expected in such agreement. In case the National Government considers convenient, the Integral Renegotiation Agreement could be signed in the short term, given that TGS has accepted the new draft of the document previously initialized in October 2015, which will permit to obtain a reasonable and fair tariff scheme.

Net revenues in the Production and Commercialization of Liquids business segment reached Ps. 2,907.8 million in the fiscal year ended December 31, 2015, a 10.3% decrease (or Ps. 335.5 million) in comparison with the fiscal year 2014. This negative variation was due to the decrease of the reference international prices by approximately 50%. This sales decline was partially compensated by the reduction on the tax on exports rates.

Furthermore, the Hogares con Garrafa Program, which was created by the National Government for the internal supply of butane in bottle at a subsidized price. Under this program, TGS is obliged to sell butane at a price lower than the cost of the natural gas, thus generating a loss of approximately of Ps. 100 million in 2015.

Net financial expenses rose to Ps. 974.2 million at the close of December 31, 2015, compared to Ps. 765.7 million reported in the previous year, representing a negative variation of Ps. 208.5 million, or 27.2%.

Fourth Quarter 2015 vs. Fourth Quarter 2014

For the fourth quarter ended December 31, 2015, TGS posted total net revenues of Ps. 1,387.3 million, compared to Ps. 1,140.9 million recorded in the same period of 2014, representing Ps. 246.4 million, or a 21.6% increase.

The Natural Gas Transportation business segment represented approximately 19% and 16% of TGS’ total revenues during the fourth quarter of 2015 and 2014, respectively. Following the implementation of the Public Emergency Law No. 25,561 in 2002, TGS received only two increases in the tariff schedule applicable to its regulated natural gas transportation tariff, which were not enough to stop the deterioration of the operating margin caused by the recurring increases in operating costs. As a result, TGS must continue to take steps to sign and implement a Comprehensive Agreement.

This business segment is subject to the ENARGAS regulation.

The Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand capacity in the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. Since its inception in 2005, the CAU has only been adjusted in May 2015, failing to offset the increases related to operating costs since its creation.

The Natural Gas Transportation business segment revenue rose by Ps. 77.5 million in the fourth quarter of 2015, compared with the same period of the previous year, and is mainly due to the impact of the tariff increase authorized through the Resolution I-3347.

The Production and Commercialization of Liquids segment revenue increased by Ps. 171.0 million in the fourth quarter of 2015 (19.6% compared with the same period of the previous year), and was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and the revenue derived from the take-or-pay volume of ethane which was not taken by the client. These effects were partially offset by the significant fall in international reference prices.

Liquids Production and Commercialization revenues accounted for approximately 75% and 76% of the total revenues in the fourth quarter of 2015 and 2014, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues slightly decreased by Ps. 2.1 million in the fourth quarter of 2015 compared to the same period of 2014. This decrease was primarily due to lower revenues related to services rendered to the gas trust constituted to carry out expansions in the natural gas transportation system by Nación Fideicomisos S.A. within the framework of the agreement entered into in December 2006 and compression and treatment of natural gas services. These effects were partially offset by higher revenues from steam generation for electricity production.

The Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 6% and 8% of the net revenues in the fourth quarter of 2015 and 2014, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. that provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses decreased by approximately Ps. 13.6 million in the fourth quarter of 2015 from the same period of 2014. This variation is mainly attributed to a lower tax on export charges. According to the provisions of Resolutions No. 1,077/2014 of the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau, a variable withholding regime is available with a minimum nominal rate of 1% for liquefied petroleum gas (“LPG”) and natural gasoline. This positive variation was partially offset by higher labor costs, higher variable costs related to the Liquids Production and other operating costs.

Other negative operating results recorded in the fourth quarter of 2015 increased by Ps. 11.1 million compared to the same quarter in the previous year. This negative variation was mainly explained by higher charges to provisions for contingencies.

During the fourth quarter of 2015, the negative financial results increased Ps. 547.5 million from the same period of 2014. This variation was mainly due to the impact of the higher exchange loss as a result of the lifting of foreign exchange restrictions in force until December 17, 2015. This effect could be partially offset by the positive result obtained by the US dollar foreign purchase contracts agreed by the Company and financial institutions to mitigate the foreign exchange risk on its net liability position denominated in US dollars.

Year 2015 vs. Year 2014

For the year ended December 31, 2015, the Company recorded total net revenue of Ps. 4,226.6 million, in comparison with the Ps. 4,304.0 million recorded in 2014, representing a decrease of Ps. 77.4 million, or 1.8%.

Natural Gas Transportation revenues for 2015 increased Ps. 269.9 million (or 36.3% vs. 2014). The increase is mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolution I-2852 and I-3347, necessary but not sufficient to achieve its stabilization until the Integral Renegotiation Agreement is signed, and (ii) higher natural gas transportation services to export customers.

Liquids Production and Commercialization segment revenues decreased Ps. 335.5 million in the year ended December 31, 2015, when compared to the last year, mainly due to the decline in international prices, which started in the fourth quarter of 2014 and have continued thus far in 2015. This negative effect was partially offset by the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and the increase in the volumes sold by TGS’ own account.

Other Services revenues decreased by Ps. 11.8 million, or 3.7% in 2015, compared to 2014, and were primarily due to lower telecommunication services and compression natural gas services. These effects were partially offset by higher revenues from the management of expansion works carried out by Nación Fideicomisos S.A. as well as higher steam generation services.

Operating costs, administrative and selling expenses decreased approximately Ps. 173.4 million, or 5.1% in 2015, compared to the last year. This variation is mainly attributed to lower tax on export charges mentioned above. This effect was partially offset by: (i) higher labor costs, (ii) higher costs related to the acquisition of natural gas for the Cerri Complex, and (iii) higher other operating costs.

The loss recorded for Other operating results during the year 2015, amounted to Ps. 335.5 million, compared to the Ps. 4.9 million gain in previous year. This negative variation was mainly due to a charge of Ps. 324.2 million recorded by the acquisition of the Rights of the Arbitration Proceeding mentioned above.

Negative financial expenses for the year ended December 31, 2015, amounted to Ps. 974.2 million, compared to Ps. 765.7 million in 2014. This increase of Ps. 208.5 million is mainly due to higher losses generated by the impact in the variation of the Argentine peso exchange rate against the US dollar during 2015 and the lower interests on financial assets. These negative effects were partially offset by the positive variation on the result of derivative instruments.

As of December 31, 2015, the foreign exchange rate was Ps. 13.04 per US dollar, showing a 52.5% increase compared to the exchange rate at the end of 2014. Meanwhile, as of December 31, 2014, Argentine peso depreciated 31.1% (or Ps. 2.03 = US$ 1.00) from the end of 2013.

Liquidity and Capital Resources

During the fiscal year ended at December 31, 2015, cash and cash equivalents increased by Ps. 83.1 million, compared to the negative variation of Ps. 104.4 million in 2014.

This increase was mainly due to lower debt cancellations of Ps. 475.3 million (according to the contractual schedule), a lower dividend payment of Ps. 212.5 million and an increase in the effect related to changes in exchange rate on cash and cash equivalents, which totaled Ps. 85.4 million in 2015 compared to 2014.

These positive effects were partially offset by the decrease in the cash flow generated from operations of Ps. 529.6 million. The cash used in investing activities increased to Ps. 56.1 million as a result of payments made for the acquisition of property, plant and equipment, net of the cash flow generated by financial assets not considered cash and cash equivalents.

Please see the attached tables for additional financial and operating information.

TGS operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) PEPCA S.A. (formerly EPCA S.A.), which belongs to Pampa Energía S.A.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years

ended December 31, 2015 and 2014

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the years ended December 31, 2015 and 2014

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years ended Decembre 31, 2015 and 2014

(In millions of Argentine pesos)

	2015	2014
Cash flows provided by operating activities		
Total comprehensive (loss) / income for the year	(172.1)	105.0
Reconciliation of net (loss) / income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	261.4	254.3
Consumption of materials	8.5	3.9
Increase in allowances and provisions	46.2	20.0
Share of profit from associates	(0.3)	(2.9)
Interest expense accrual	287.3	285.3
Interest income on Other financial assets other than cash and cash equivalents	(37.2)	(43.8)
Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)	324.4	-
Income tax	(113.6)	64.8
Derivative financial instrument results	(128.5)	103.5
Foreign exchange loss	948.5	539.4
Changes in assets and liabilities:		
Other financial assets at fair value through profit or loss	(19.9)	-
Trade receivables	(462.0)	(39.7)
Other receivables	(120.3)	(118.9)
Inventories	20.7	(21.8)
Trade payables	(86.5)	141.8
Payroll and social security taxes	35.2	20.3
Taxes payable	48.4	(15.6)
Income tax	0.3	(64.8)
Other payables	(0.2)	1.7
Provisions	(46.0)	(13.2)
Interest paid	(230.0)	(205.4)
Income tax paid	(10.5)	(17.5)
Derivative financial instruments	(44.0)	(48.2)
Advances from customers	(20.5)	70.6
Cash flows provided by operating activities	**489.3**	**1,018.8**
Cash flows used in investing activities		
Additions to property, plant and equipment	(402.0)	(350.6)
Financial assets other than cash equivalents	151.5	156.2
Cash flows used in investing activities	**(250.5)**	**(194.4)**
Cash flows used in financing activities		
Payment of loans	(294.6)	(769.9)
Dividends paid to the Company's shareholders	-	(212.5)
Dividends paid to non-controlling interest	-	-
Cash flows used in financing activities	**(294.6)**	**(982.4)**
Net decrease in cash and cash equivalents	**(55.8)**	**(158.0)**
Cash and cash equivalents at the beginning of the year	**789.4**	**893.8**
Foreign exchange gains on cash and cash equivalents	**138.9**	**53.5**
Cash and cash equivalents at the end of the year	**872.5**	**789.3**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: February 24, 2016